UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                 COMMISSION FILE NUMBER:                0-23551


(Check One):   [X] Form 10-KSB  [_] Form 20-F    [_] Form 11-K   [_] Form 10-Q

               [_] Form N-SAR

               For Period Ended:  December 31, 2004
                                 --------------------------------------

               [_[ Transition Report on Form 10-K
               [_] Transition Report on Form 20-F
               [_] Transition Report on Form 11-K
               [_] Transition Report on Form 10-Q
               [_] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                                   ------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full Name of registrant:    UNITED TENNESSEE BANKSHARES, INC.

Former Name if applicable:

Address of principal executive office:  344 Broadway


City, state and zip code:  Newport, Tennessee 37821

                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004 could not be filed by the due date because of technical difficulties in preparing the EDGAR version for online filing. The Registrant's Annual Report has been filed on the date hereof.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Linda M. Crouch-McCreadie          (423) 928-0181

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                    SIGNATURE


     United Tennessee Bankshares, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: April 1, 2005



                                   By: /s/ Richard G. Harwood
                                       -----------------------------------------
                                           Richard G. Harwood
                                           President and Chief Executive Officer














                                       3